================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

 X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934
        For the plan year ended December 31, 2000

                                       OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---     EXCHANGE ACT OF 1934
        For the transition period from         to
                                       -------    -------

Commission file number 001-13777

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GETTY REALTY CORP.
                  RETIREMENT AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  GETTY REALTY CORP.
                  Suite 103
                  125 Jericho Turnpike
                  Jericho, New York 11753


================================================================================

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1.       Financial Statements:

                           Statements of Net Assets Available for Plan
                            Benefits as of December 31, 2000 and 1999

                           Statement of Changes in Net Assets Available for Plan
                            Benefits for the year ended December 31, 2000

                           Notes to Financial Statements

         2.       Exhibits:  None

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                GETTY REALTY CORP.
                                                RETIREMENT AND
                                                PROFIT SHARING PLAN


Dated:  June 27, 2001

                                                By:  Getty Realty Corp.
                                                     Retirement Plan Committee
                                                     and Plan Administrator



                                                By:  /s/ LEO LIEBOWITZ
                                                     ---------------------------
                                                     Leo Liebowitz



                                                By:  /s/ THOMAS J. STIRNWEIS
                                                     ---------------------------
                                                     Thomas J. Stirnweis



                                                By:  /s/ RANDI YOUNG FILIP
                                                     ---------------------------
                                                     Randi Young Filip

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                        as of December 31, 2000 and 1999
                    and for the year ended December 31, 2000

                          INDEX TO FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 2000 and 1999                                            2

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 2000                               3

 Notes to Financial Statements                                            4 - 10

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 2000 and 1999
                                 (in thousands)

                                                                     2000
                         ----------------------------------------------------------------------------------------------------
                           Fixed        MassMutual     Getty                             MassMutual Destiny
                                                                     --------------------------------------------------------
                           Income      Core Equity    Common Stock   Conservative     Moderate     Aggressive      Equity

                           Fund A        Fund B         Fund C          Fund D         Fund E        Fund F        Fund G
                           ------        ------         ------          ------         ------        ------        ------
Assets:
 Investments, at fair
  value (Note 3)             $2,305          $388           $817            $25            $59           $84         $210

 Employee loans                   0             0              0              0              0             0            0

 Contributions
  receivable:
   Employer                       2             2              3              0              1             1            1
   Employee                       1             1              0              0              0             0            0
                         -----------  ------------   ------------   ------------   ------------   -----------  -----------

                                  3             3              3              0              1             1            1

 Cash                             0             0             36              0              0             0            0
                         -----------  ------------   ------------   ------------   ------------   -----------  -----------

Net assets available
 for plan benefits           $2,308          $391           $856            $25            $60           $85         $211
                         ===========  ============   ============   ============   ============   ===========  ===========


                                                                 2000
                          -----------------------------------------------------------------------------------
                              Fidelity      T. Rowe Price  American Century

                             Contrafund     New Horizons       Ultra

                               Fund H         Fund I           Fund J     Loans       In-Transit      Total
                               ------         ------           ------     -----       ----------      -----
Assets:
 Investments, at fair
  value (Note 3)                $134           $98            $131           $ 0           $ 0        $4,251

 Employee loans                    0             0               0            14             0            14

 Contributions
  receivable:
   Employer                        2             1               1             0             0            14
   Employee                        0             0               1             0             0             3
                          -----------   -----------     -----------   -----------   -----------   -----------

                                   2             1               2             0             0            17

 Cash                              0             0               0             0             8            44
                          -----------   -----------     -----------   -----------   -----------   -----------

Net assets available
 for plan benefits              $136           $99            $133           $14            $8        $4,326
                          ===========   ===========     ===========   ===========   ===========   ===========

                                                                          1999
                           --------------------------------------------------------------------------------------------------------
                            Fixed           MassMutual    Getty                              MassMutual Destiny
                                                                       ------------------------------------------------------------
                           Income         Core Equity   Common Stock    Conservative     Moderate      Aggressive       Equity
                           Fund A            Fund B       Fund C           Fund D         Fund E         Fund F         Fund G
                           ------            ------       ------           ------         ------         ------         ------
Assets:
 Investments, at fair          $2,454           $498           $581           $160            $19            $13           $237
  value (Note 3)
                                    0              0              0              0              0              0              0
 Employee loans

 Contributions
  receivable:                       1              2              2              0              0              0              2
   Employer                         1              1              0              0              0              0              1
   Employee                -----------   ------------   ------------  -------------   ------------   ------------   ------------

                                    2              3              2              0              0              0              3

                                    0              0              5              0              0              0              0
 Cash                      -----------   ------------   ------------  -------------   ------------   ------------   ------------


Net assets available           $2,456           $501           $588           $160            $19            $13           $240
 for plan benefits         ===========   ============   ============  =============   ============   ============   ============

                                                                            1999
                                   --------------------------------------------------------------------------------------------
                                      Fidelity     T. Rowe Price         American Century

                                     Contrafund     New Horizons      Ultra
                                       Fund H         Fund I          Fund J           Loans        In-Transit        Total
                                       ------         ------          ------           -----        ----------        -----
Assets:
 Investments, at fair
  value (Note 3)                           $68            $33             $64            $ 0            $ 0          $4,127

 Employee loans                              0              0               0             14              0              14

 Contributions
  receivable:
   Employer                                  2              1               1              0              0              11
   Employee                                  0              0               0              0              0               3
                                   ------------   ------------   -------------   ------------   ------------   -------------

                                             2              1               1              0              0              14

 Cash                                        0              0               0              0              7              12
                                   ------------   ------------   -------------   ------------   ------------   -------------

Net assets available
 for plan benefits                         $70            $34             $65            $14             $7          $4,167
                                   ============   ============   =============   ============   ============   =============

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 2000
                                 (in thousands)



                                       Fixed     MassMutual       Getty                           MassMutual Destiny
                                                                                ----------------------------------------------------
                                       Income    Core Equity    Common Stock    Conservative    Moderate     Aggressive      Equity

                                       Fund A      Fund B         Fund C          Fund D         Fund E        Fund F        Fund G
                                       ------      ------         ------          ------         ------        ------        ------
Contributions:
 Employer                              $     6     $     6       $     3         $     0        $     2       $     1       $     3
 Employee                                   10          10             0               1              3             3            10
                                       -------     -------       -------         -------        -------       -------       -------

                                            16          16             3               1              5             4            13
                                       -------     -------       -------         -------        -------       -------       -------

Investment income:
 Interest and dividend income              158           0            26               0              0             0             0
 Net investment gain (loss)
  from pooled separate accounts              0           7             0               4              1            (4)           (6)
 Net appreciation (depreciation)
  of investments                             0           0           248               0              0             0             0
                                       -------     -------       -------         -------        -------       -------       -------

                                           158           7           274               4              1            (4)           (6)
                                       -------     -------       -------         -------        -------       -------       -------

Transfers from (to) other funds, net      (322)       (133)            2            (140)            35            72           (36)


Withdrawals                                  0           0           (11)              0              0             0             0
                                       -------     -------       -------         -------        -------       -------       -------

Net additions (reductions)                (148)       (110)          268            (135)            41            72           (29)

Net assets available for plan
 benefits as of January 1, 2000          2,456         501           588             160             19            13           240
                                       -------     -------       -------         -------        -------       -------       -------

Net assets available for plan
 benefits as of December 31, 2000      $ 2,308     $   391       $   856         $    25        $    60       $    85       $   211
                                       =======     =======       =======         =======        =======       =======       =======





                                          Fidelity      T. Rowe Price   American Century

                                          Contrafund     New Horizons       Ultra

                                            Fund H          Fund I          Fund J         Loans         In-transit         Total
                                            ------          ------          ------         -----         ----------         -----
Contributions:
 Employer                                  $     6         $     3          $     3       $     0          $     0         $    33
 Employee                                       11               5                7             0                0              60
                                           -------         -------          -------       -------          -------         -------

                                                17               8               10             0                0              93
                                           -------         -------          -------       -------          -------         -------

Investment income:
 Interest and dividend income                    0               0                0             2                1             187
 Net investment gain (loss)
  from pooled separate accounts                (11)             (9)             (27)            0                0             (45)
 Net appreciation (depreciation)
  of investments                                 0               0                0             0                0             248
                                           -------         -------          -------       -------          -------         -------

                                               (11)             (9)             (27)            2                1             390
                                           -------         -------          -------       -------          -------         -------

Transfers from (to) other funds, net            60              66               85            (2)             313               0


Withdrawals                                      0               0                0             0             (313)           (324)
                                           -------         -------          -------       -------          -------         -------

Net additions (reductions)                      66              65               68             0                1             159

Net assets available for plan
 benefits as of January 1, 2000                 70              34               65            14                7           4,167
                                           -------         -------          -------       -------          -------         -------

Net assets available for plan
 benefits as of December 31, 2000          $   136         $    99          $   133       $    14          $     8         $ 4,326
                                           =======         =======          =======       =======          =======         =======




                             See accompanying notes.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan

          The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), who have completed one year of service (six months of service to be eligible to participate in 401(k) election), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company (see Note 7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and commencing in 2000 is considered a "Small Plan". In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

          Employees may make contributions to the Plan (limited to a maximum contribution of $10,500 for 2000) and the Company matches an amount equal to the lesser of 50% of such employee contributions or 3% of compensation (limited to $170,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors. The profit sharing contribution for the year ended December 31, 2000 was $13,270.

          The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee as follows:

          Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (6.82% and 6.85% average interest rates for the years ended December 31, 2000 and 1999, respectively).

          Fund B, The Core Equity Fund, holds Class S shares of MassMutual Core Equity Fund, a MassMutual Institutional Fund, which invests in undervalued dividend-paying stocks of large well established U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

                                GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          Fund C, The Getty Common Stock Fund, consists of common stock of the Company and also included common stock of Getty Petroleum Marketing Inc. ("Marketing") resulting from the March 21, 1997 spin-off of the Company's petroleum marketing business to its stockholders. Participants that were invested in the Fund on March 21, 1997 were allocated one share of Marketing common stock for each share of Company common stock then held in the Fund. The Plan does not provide for the acquisition of additional shares of Marketing common stock. On December 8, 2000, a U.S. subsidiary of OAO Lukoil acquired in a tender offer approximately 72% of Marketing's common stock and on January 25, 2001 acquired by merger the remaining common stock of Marketing. Accordingly, the shares of Marketing common stock held by the plan were liquidated in December 2000. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          Funds D through G are four Destiny Asset Allocation Funds. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among ten mutual funds managed by MassMutual Institutional Funds, Oppenheimer Funds, Inc. and David L. Babson & Co., Inc. The MassMutual Institutional Funds include an international stock fund, a small capitalization U.S. stock fund, a large capitalization U.S. stock fund, an S&P 500 indexed equity fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and fixed-income bond fund. The David L. Babson fund is a growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

          Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

          Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

          Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

          Fund G, The Equity Fund, invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.

          Funds H through J are three funds which hold units in independently managed mutual

                                GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

funds. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in pooled separate investment accounts which are not guaranteed as to either principal or a stated rate of investment return.

          Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

          Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

          Fund J, The Ultra Fund, holds shares of American Century Ultra Fund, a mutual fund which invests mainly in common stocks of the fastest growing companies in the market with earnings and revenue growing at accelerating rates, and those most likely to appreciate in market value. The portfolio emphasizes mid-sized to large-sized companies. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.

          Fund M, The Schwab S&P 500 Index Fund and Fund N, The American Century International Growth Fund were added to the Plan's available investment funds during the year. There has been minimal participation in these funds through December 31, 2000.

          Fund M, The Schwab S&P 500 Index Fund, holds shares of the Schwab S&P 500 Index Fund, a mutual fund which invests in the same stocks that make up the S&P 500 index and in the same relative weightings that each stock is in the index. The portfolio for the underlying fund is managed by Charles Schwab with a focus on achieving a total rate of return comparable to the S&P 500 Index.

          Fund N, The American Century International Growth Fund, holds shares of American Century International Growth Fund which invests in the stocks of developed foreign companies outside the United States and domestic stocks. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.

                                GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

          The in-transit account is a money market fund which is utilized to affect transfers between Funds and for participant withdrawals.

Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:



              Years of Service                       Percent Vested
              ----------------                       --------------
              2 years                                  20%
              3 years                                  40
              4 years                                  60
              5 years                                  80
              6 or more years                         100

          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

                                GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

2.  Summary of significant accounting policies

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

          The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund, The Schwab S&P 500 Index Fund and The American Century International Growth Fund are valued at published market prices.

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net investment gain (loss) from pooled separate accounts, and the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments held by the Getty Common Stock Fund.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                                GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


3.  Investments

          The following summarizes the fair value of the Plan's investments as of December 31, 2000 and 1999 (in thousands):




                                                     2000                         1999
                                                     ----                         ----
Fund A:
 Fixed Income Investment
  Fund (a)(b)                                       $2,305                       $ 2,454

Fund B:
 Core Equity Fund (a)(b)                               388                           498

Fund C:
 Getty Realty Corp.
  Common Stock,
  $.01 par value (b)(c)                                817                           528

 Getty Petroleum Marketing Inc.
  Common Stock,
  $.01 par value (d)(e)                                  -                            53

Fund D:
 Destiny Asset Allocation
  Fund - Conservative (a)                               25                           160

Fund E:
 Destiny Asset Allocation
  Fund - Moderate (a)                                   59                            19

Fund F:
 Destiny Asset Allocation
  Fund - Aggressive (a)                                 84                            13

Fund G:
 Destiny Asset Allocation
  Fund - Equity (a)                                    210                           237

Fund H:
 Contrafund Fund (a)                                   134                            68

Fund I:
 New Horizons Fund (a)                                  98                            33

Fund J:
 Ultra Fund (a)                                        131                            64
                                                    ------                       -------

                                                    $4,251                       $ 4,127
                                                    ======                       =======

                                GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued



(a)      Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $15.125 per share and $11.875 per share as of December 31, 2000 and 1999, respectively.

(d) The market value of Marketing's common stock was $2.4375 per share as of December 31, 1999.

(e)      There was no investment in the fund at December 31, 2000.

4.  Termination Priorities

         While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status

         On March 18, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

6.  Reconciliation to Form 5500

         In accordance with accounting principles generally accepted in the United States of America, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 2000 and 1999, there were no benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan.